UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2015

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2015

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice concerning Determination of Certain Terms of the Issue of

Stock Compensation Type Stock Options (Stock Acquisition Rights)

Tokyo, July 14, 2015 — Mitsubishi UFJ Financial Group, Inc. (MUFG) announced today that, with respect to the Stock Acquisition Rights (the name of which shall be the Ninth Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.) to be allotted to the Directors (excluding outside Directors) , Corporate Executive Officers, Executive Officers and Senior Fellows of MUFG, and of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), Mitsubishi UFJ Trust and Banking Corporation (MUTB), Mitsubishi UFJ Securities Holdings Co., Ltd. (MUSHD) and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (MUMSS), subsidiaries of MUFG, as resolved at the meeting of the Board of Directors held on June 25, 2015, the matters remaining undetermined have been determined as follows.

1.	Aggregate Number of Stock Acquisition Rights: 20,586

2.	Amount to be paid upon Allotment of the Stock Acquisition Rights:

The amount to be paid per Stock Acquisition Right upon its allocation: 80,200 yen

(802 yen per share)

The rights, held by the person who receives the allocation, to claim for remuneration shall be offset by the obligation to pay the amount to be paid upon allocation of the Stock Acquisition Rights.

3.	Persons to be Allocated the Stock Acquisition Rights and the Number of such Persons, and Number of the Stock Acquisition Rights to be Allocated:

Persons to be allocated the Stock Acquisition Rights	Number of persons	Number of the Stock Acquisition Rights to be allocated
Directors (excluding outside Directors), Corporate Executive Officers, and Executive Officers of MUFG	69	3,667
Directors (excluding outside Directors), Executive Officers, and Senior Fellows of BTMU	66	8,386
Directors (excluding outside Directors) and Executive Officers of MUTB	51	6,806
Directors (excluding outside Directors) and Executive Officers of MUSHD	19	417
Directors (excluding outside Directors) and Executive Officers of MUMSS	41	1,310

Total	246	20,586

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Corporate Communications Division

Media Relations Office

81-3-3240-7651